Exhibit 99.1

News Release
Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca

For Immediate Release
FORDING ANNOUNCES SECURITYHOLDER APPROVAL OF PROPOSED SALE OF ASSETS TO TECK COMINCO
CALGARY, September 30, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Fording securityholders have approved the plan of arrangement respecting the announced sale of Fording’s assets to Teck Cominco Limited. The special resolution to approve the transaction received the support of 98.71% of the votes cast by securityholders voting together as a single class and 98.70% of the votes cast by unitholders voting separately. In addition, 98.06% of the units voted at the meeting, excluding units held by Teck and persons related or affiliated with Teck, were voted in favour of the resolution. No notices of the exercise of dissent rights respecting the arrangement were received by Fording. The court hearing in respect of the final order to approve the arrangement is scheduled to occur at 1:15 p.m. (Calgary time) today and Fording will issue a further press release to announce the results of the hearing.
A copy of the voting results from the special meeting has been filed on SEDAR at www.sedar.com and on Fording’s website at www.fording.ca.
As a result of the securityholder approval of the arrangement and further to Fording’s news release dated September 9, 2008, Fording announces that its Premium Distribution™ and Distribution Reinvestment Plan has been terminated effective today.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Fording’s units are traded on the TSX under the symbol FDG.UN and on the NYSE under the symbol FDG.
Forward-Looking Information Advisory
This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Act relating, but not limited to, Fording’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Holders of units are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include, but are not limited to, the delay or failure by Teck to obtain the required financing to complete the arrangement, the failure by Teck to obtain sufficient proceeds from the sale of its units of Fording to complete the arrangement, any action being taken which results in a material and adverse change in Teck or Fording including in the anticipated tax treatment of the arrangement, an absence of liquidity for units prior to or during the pre-closing period, the failure to satisfy the conditions to consummate the arrangement, the approval of the arrangement by the court, the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, the delay of consummation of the arrangement or failure to complete the arrangement for any other reason and the costs, fees, expenses and charges related to the arrangement exceeding certain thresholds in certain circumstances. Fording cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which may negatively affect the reliability of forward-looking information are discussed in Fording’ management information circular dated September 6, 2008, as well as in Fording’s public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, material change reports and new releases. Fording’s public filings are available through Fording’s website at www.fording.ca. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on Form 40-F and its filings on Form 6-K, are available at www.sec.gov. Fording further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events, public statements or filings. Fording undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information, except as required by law.
FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations Contact:

Colin Petryk	Najda Dupanovic
Fording Canadian Coal Trust	Coordinator, Investor Relations
Director, Investor Relations	(403) 260-9892
(403) 260-9823
Email: investors@fording.ca
Media Contact:
John Lute
Lute & Company
(416) 929-5883 x222
Email: jlute@luteco.com